SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

Mercer International Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.5% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2010
(Title of Class of Securities)
U58839AA6, 588056AG6 and 588056AF8
(CUSIP Numbers of Class of Securities)

David M. Gandossi
Mercer International Inc.
650 West Georgia Street
Suite 2840
Vancouver, British Columbia, Canada V6B 4N8
(604) 684-1099
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

H.S. Sangra, Esq. Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 (604) 662-8808	David R. Wilson, Esq. Davis Wright Tremaine LLP Suite 2200, 1201 Third Avenue Seattle, Washington 98101-3045 (206) 757-8274

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$67,255,000	$3,752.83

*	The transaction valuation is estimated solely for the purposes of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934 as amended (“Rule 0-11”). The transaction valuation estimate assumes the exchange of $67,255,000 principal amount of the outstanding 8.5% Convertible Senior Subordinated Notes due 2010 of Mercer International Inc.

**	The amount of Filing Fee is calculated in accordance with Rule 0-11 by multiplying the Transaction Valuation by .00005580 or $55.80 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,752.83 Form or Registration No.: Schedule TO Filing Party: Mercer International Inc. Date Filed: July 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTORY STATEMENT
     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2009 (the “Original Schedule TO”), as amended by Amendment No. 1 to Schedule TO filed with the SEC on August 11, 2009 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule TO filed with the SEC on August 25, 2009 (“Amendment No. 2”), and as further amended by Amendment No. 3 to Schedule TO filed with the SEC on September 9, 2009 (“Amendment No. 3”) (collectively, the “Schedule TO”), by Mercer International Inc., a Washington corporation (“Mercer”) pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by Mercer to exchange (the “Exchange Offer”) any and all of its outstanding 8.5% Convertible Senior Subordinated Notes due 2010 (the “Old Notes”).
     The Exchange Offer is being made upon the terms and subject to the conditions described in the Amended and Restated Offering Circular dated September 9, 2009 (the “Amended and Restated Offering Circular”), and the accompanying Amended and Restated Letter of Transmittal, which are filed as exhibits (a)(1)(v) and (a)(1)(vi) to Amendment No. 3, respectively.
     All information in the Amended and Restated Offering Circular, including all schedules and annexes thereto, is hereby expressly incorporated by reference in this Amendment No. 4 in response to all items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided for herein.
     As of the date of the Amended and Restated Offering Circular, no Old Notes had been tendered for exchange.
Items 1 through 11.
     The Amended and Restated Offering Circular and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Amended and Restated Offering Circular, are hereby amended and supplemented as follows:
     The information set forth in Amended and Restated Offering Circular under the section entitled “Forward-Looking Statements” is hereby amended to delete the section in its entirety and replace it with the following:
     “Statements included or incorporated by reference herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation, those set forth in “Item 1A—Risk Factors” and “Item 7—Management’s Discussion of and Analysis of Financial Condition and Results of Operations—Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2008, incorporated herein by reference.
     We cannot be certain that any expectations, forecasts, or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. It is to be expected that there may be differences between projected and actual results.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

MERCER INTERNATIONAL INC.
By:	/s/ David M. Gandossi
	Name:	David M. Gandossi
	Title:	Secretary, Executive Vice President and Chief Financial Officer

Date:  September 10, 2009

EXHIBIT INDEX
(a)(1)(i)	*	Offering Circular, dated July 13, 2009.

(a)(1)(ii)	*	Letter of Transmittal.

(a)(1)(iii)	*	Letter to DTC Participants.

(a)(1)(iv)	*	Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(v)	*	Amended and Restated Offering Circular, dated September 9, 2009.

(a)(1)(vi)	*	Amended and Restated Letter of Transmittal.

(a)(1)(vii)	*	Amended and Restated Letter to DTC Participants.

(a)(1)(viii)	*	Amended and Restated Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)(i)		Press Release, dated July 13, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated July 13, 2009).

(a)(5)(ii)		Press Release, dated August 11, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated August 11, 2009).

(a)(5)(iii)		Press Release, dated August 25, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated August 25, 2009).

(a)(5)(iv)		Press Release, dated September 9, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated September 9, 2009).
(b)	Not applicable.
(d)	(i)	Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Mercer’s Current Report on Form 8-K dated October 15, 2003).

(d)	(ii)	First Supplemental Indenture dated as of March 1, 2006 to Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Form 10-K dated March 16, 2006).

(d)	(iii)	Form of Indenture between Mercer and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Form T-3 dated July 13, 2009, as amended by Amendment No. 1 to the Form T-3 dated September 9, 2009).
(d)	*	(iv)	Form of Warrant Agreement between Mercer and Mellon Investor Services LLC, as warrant agent.
(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO